Rafferty Asset Management, LLC

1301 Avenue of the Americas (6th Avenue), 35th Floor

New York, New York 10019

August 1, 2014

VIA EDGAR

Mr. John Ganley

Securities and Exchange Commission

100 F Street, N.E.

Washington, DC 20549

Re:	Direxion Shares ETF Trust (File Nos. 333-150525 and 811-22201)
Post-Effective Amendment to the Registration Statement on Form N-1A

Dear Mr. Ganley:

The following are responses to the comments that we received from you by telephone on July 31, 2014, regarding Post-Effective Amendment No. 104 to the registration statement on Form N-1A (“Registration Statement”) for the Direxion S&P 500® Volatility Response Shares (the “Fund”), a series of the Direxion Shares ETF Trust (“Trust”) that was filed with the Securities and Exchange Commission (“SEC”) on June 2, 2014. Your comments and the Trust’s responses are set forth below.

The Trust acknowledges that: (1) it is responsible for the adequacy and accuracy of the disclosure in its registration statement; (2) SEC Staff (“Staff”) comments or changes to disclosure in response to Staff comments in the registration statement reviewed by the Staff do not foreclose the SEC from taking any action with respect to its registration statement; and (3) it may not assert Staff comments as a defense in any proceeding initiated by the SEC or any person under the federal securities laws of the United States.

Prospectus

1.	On page 2 of its prospectus, the Fund provides a table that illustrates example exposure levels to the Stock Component that the Fund would have at a target volatility level of 17.5% based on hypothetical volatility calculations (the “Stock Component Table”). We note that in addition to a target volatility level of 17.5%, the Index may also have target volatility levels of 12.5% or 15%. Please revise the Stock Component Table to also illustrate the effect of these additional target volatility levels.

The Trust responds by making the requested changes to the Stock Component Table in Post-Effective Amendment No. 112 that is filed concurrently with this response letter.

2.	Please include a brief, plain-English narrative explanation preceding the Stock Component Table that explains the concept that the Stock Component Table is intended to illustrate.

The Trust responds by adding the following disclosure in the paragraph immediately preceding the Stock Component Table in Post-Effective Amendment No. 112 that is filed concurrently with this response letter (added language is underlined, deleted language is struck-through):

Securities and Exchange Commission

August 1, 2014

The following table provides example exposure levels to the Stock Component that the Fund would have at a target volatility levels of 12.5%, 15% and 17.5% based on hypothetical volatility calculations. As reflected in the table below, the Fund can generally be expected to have greater exposure to the Stock Component at lower levels of S&P 500® Index volatility, and the Index’s target volatility can further increase or decrease this exposure.

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I trust that the above responses and revisions adequately address your comments. If you have any additional questions or require further information, please contact Eric S. Purple (202-778-9220) or Nicole Trudeau (202-778-9189) at K&L Gates LLP.

Sincerely,

Direxion Shares ETF Trust

/s/ Eric W. Falkeis

Name: Eric W. Falkeis

Title: Principal Executive Officer

cc:	Eric S. Purple, K&L Gates LLP
Angela Brickl, Rafferty Asset Management LLC